UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*

Red Lion Hotels Corporation
                                 (Name of Issuer)

Common Stock
                        (Title and Class of Securities)

                                    756764106
                                 (CUSIP Number)

                                December 31, 2008
               (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [X]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.                        756764106                            Page 2

1    NAMES OF REPORTING PERSONS

          Edge Asset Management, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Washington


NUMBER OF           5    SOLE VOTING POWER                 0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER               968,145
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER            0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER          968,145


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          968,145

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.30

12   TYPE OF REPORTING PERSON (See Instructions)

          IA


CUSIP No.                        756764106                            Page 3

1    NAMES OF REPORTING PERSONS

          Principal Financial Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

          (a)
          (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


NUMBER OF           5    SOLE VOTING POWER                   0
SHARES
BENEFICIALLY        6    SHARED VOTING POWER                 968,145
OWNED BY
EACH                7    SOLE DISPOSITIVE POWER              0
REPORTING
PERSON WITH         8    SHARED DISPOSITIVE POWER            968,145


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          968,145

10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.30

12   TYPE OF REPORTING PERSON (See Instructions)

          HC




CUSIP No.                        756764106                            Page 4

Item 1(a).  Name of Issuer:

     Red Lion Hotels Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices:

201 W North River Drive
Suite 100
Spokane, WA 99201

Item 2(a).  Name of Person Filing:

     Edge Asset Management, Inc.
     Principal Financial Group, Inc.

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

     Edge Asset Management, Inc.
     601 Union Street
     Suite 2200
     Seattle, WA 98101

     Principal Financial Group, Inc.
     711 High Street
     Des Moines, IA  50392-0088

Item 2(c).  Citizenship:

     Edge Asset Management, Inc. - State of Washington
     Principal Financial Group, Inc. - State of Delaware

Item 2(d).  Title of Class of Securities:

     Common Stock

Item 2(e).  CUSIP Numbers:

     756764106

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

     (e) [X] An investment adviser in accordance with section 240.13d 1(b)(1)(ii)(E)
     (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership:

     (a) Amount Beneficially Owned

     968,145 Shares Common Stock presently held by Edge Asset Management, Inc. 968,145 Shares Common Stock presently held by Principal Financial Group,
Inc.


CUSIP No.                        756764106                            Page 5

     (b) Percent of Class

          5.30 Edge Asset Management, Inc.
          5.30 Principal Financial Group, Inc.

     (c) Number of shares as to which the person has:

          (i) Sole Power to Vote or Direct the Vote

               0 Shares Common Stock Edge Asset Management, Inc.
               0 Shares Common Stock Principal Financial Group, Inc.

          (ii) Shared Power to Vote or Direct the Vote

968,145 0 Shares Common Stock presently held by Edge Asset
Management, Inc.
968,145 0 Shares Common stock presently held by Principal
Financial Group, Inc.

          (iii) Sole Power to Dispose or to Direct the Disposition of

               0 Shares Common Stock Edge Asset Management, Inc.
               0 Shares Common Stock Principal Financial Group, Inc.

          (iv) Shared Power to Dispose or to Direct the Disposition of

968,145 Shares Common Stock presently held by Edge Asset
Management, Inc.
968,145 Shares Common Stock presently held by Principal Financial
Group, Inc.

Item 5.  Ownership of Five Percent or Less of a Class:

     [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Persons other than the reporting persons have a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities. The interest of no such person having such an interest relates to more than five percent of the class.

Item 7.  See Exhibit attached


CUSIP No.                        756764106                            Page 6

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10(a).  Certification

     By signing below I certify, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Edge Asset Management, Inc.

By /s/ Jill Hittner
Jill Hittner, Chief Financial Officer

Principal Financial Group, Inc.

By /s/ Joyce N. Hoffman
Joyce N. Hoffman, Senior Vice President and Corporate Secretary

Dated January 5, 2009




EXHIBIT 99.1

Edge Asset Management, Inc.
Item 3 Classification:
(e) Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

Principal Financial Group, Inc.
Item 3 Classification:
(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)